EXHIBIT 99.1

For Immediate Release 22-34-TR	Date:	June 5, 2022

Teck Sets Nature Positive Goal

Target of conserving or rehabilitating at least

three hectares for every hectare disturbed

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today it is setting a goal to become a nature positive company including through conserving or rehabilitating at least three hectares for every one hectare affected by its mining activities.

Teck is taking immediate action towards achieving this ambitious goal through land conservation investments that will protect 14,000 hectares of wildlife habitat and ecosystems in Canada and Chile. This is equivalent to over 40 percent of our current mining footprint and equal to 35 Stanley Parks in Vancouver; 40 Central Parks in New York; more than twice the size of Manhattan; or 20,000 football (soccer) fields.

“We are committed to working with local partners, communities and Indigenous Peoples to conserve ecologically and culturally significant lands and work towards the goal of becoming a nature positive mining company by 2030,” said Don Lindsay, President and CEO, Teck. “Nature loss is a serious global challenge that we are all called on to do our part to halt and reverse. Working towards being nature positive in each region we operate builds on Teck’s long-standing commitment to biodiversity and reflects the passion of our employees for caring for the land where they live and work.”

Teck’s new conservation initiatives announced today protect 14,000 hectares and include:

•	$2 million donation to the Nature Conservancy of Canada (NCC) for the purchase and ongoing management of the nearly 8,000-hectare Next Creek Watershed in the East Kootenays of British Columbia. Next Creek was the last remaining unprotected land within the Darkwoods Conservation Area and this purchase protects the ecological integrity of a conservation network that has national and international significance.
•	Donation to NCC of approximately 162 hectares of Teck-owned land in the Wycliffe Wildlife Corridor, also known as the Luke Creek Conservation Corridor, near Kimberley, B.C., and further donation of $600,000 for the ongoing management of the land.
•	5,800 hectares of a unique and high-value wetland ecosystem near Teck’s Quebrada Blanca Operations in Chile will be protected in partnership with the Ollagüe Quechua community. Known as the Salar de Alconcha, or Alconcha Salt Flat, the lands are located northwest of the village of Ollagüe near the Bolivian border at 4,123 meters above sea level. The initiative is the first of its kind in Chile.
•	$10 million to create an Indigenous Stewardship Fund that will support Indigenous communities and partners in the development of Indigenous-focused environmental stewardship initiatives as well as engagement, education, capacity-building and participation in support of conservation objectives in regions where Teck operates.

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•	$12 million in new funding to the Nature Conservancy of Canada to support future high priority conservation projects in B.C., in addition to those announced today.

The conservation investments announced today build on Teck’s purchase of over 7,000 hectares of private lands in the Elk and Flathead River Valleys of British Columbia, set aside for conservation. Teck’s purchase of these lands in 2013 was one of the single biggest private sector investments in land conservation in B.C. history. In 2021, Teck and the Ktunaxa Nation announced the signing of a Joint Management Agreement to ensure the protection of the area’s social, cultural and ecological value.

Nature Positive by 2030

The World Economic Forum ranks biodiversity loss and ecosystem collapse as one of the top threats humanity will face this decade, and global leaders, including the G7, are calling for the world to become both net zero and nature positive.

For Teck, working to become nature positive means that by 2030, our conservation, protection and restoration of land and biodiversity will exceed the disturbance caused by our mining activities from a 2020 baseline. In doing so, we will conserve or rehabilitate at least three hectares for every one hectare affected by our mining activities, and take action immediately in three focus areas:

•	Nature positive decision making guided by Western science and Indigenous learning, including assessing the biodiversity impacts of our actions and avoiding or minimizing negative impacts where possible as part of our planning.
•	Rehabilitation excellence to accelerate our pace of rehabilitation to ensure it is in progress for all eligible land impacted by mining at our operations by 2030.
•	Conservation, protection and restoration through further partnerships such as those announced today. The conservation projects announced today total 14,000 hectares, equivalent to over 40% of Teck’s current mining footprint.

Recognizing the global imperative to halt and reverse nature loss by 2030 and the critical role natural climate solutions can play in mitigating climate change, this commitment also supports Teck’s net-zero climate strategy and its contribution to the United Nations Sustainable Development Goals.

For more information on our approach to working to become nature positive, visit our Nature Positive Page.

Media Downloads: Images

Quotes:

Honourable Bruce Ralston, British Columbia Minister of Energy, Mines and Low Carbon Innovation -

“I commend Teck on committing to conserve or rehabilitate at least three hectares for every one hectare affected by its mining activities. With this move, Teck is showing leadership in managing its operations in a manner that meets the environmental, social, and governance criteria investors, the public and the provincial government expect from companies.”

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Thelma Ramos Mamani, President of the Quechua Indigenous Community of Ollague -

"This project is a dream come true because we are making non-Indigenous People understand what it means to live in harmony, to thank the land and to conserve it. This type of project is being done for the first time in our country and we have seen the quality of the work of all the professionals. Mining also has human quality and above all they understand that this work of conservation is not only for the native peoples but for all humanity, it is to leave a true inheritance to our future generations so that they can preserve our territory.”

Catherine Grenier, President and CEO, Nature Conservancy of Canada -
“We applaud Teck for taking real and measurable action to become a nature positive company by the end of the decade. Teck’s commitment to and investment in the Nature Conservancy of Canada’s work will help us accelerate the pace and scale of conservation in British Columbia. If we conserve entire natural systems, we help nature to deliver the essential services that support life. That’s why conservation matters. Teck is demonstrating that for-profit and non-profit organizations can come together to tackle the toughest ecological challenges of our time, biodiversity loss and climate change.”

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: our goal to become a nature positive company by 2030 and the actions we intend to take to achieve this goal, including our intended donations and commitments to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities; the expected use and impact of our donations and our other nature positive initiatives; our nature positive focus areas; our net-zero climate strategy; and our pledge to plan four million trees by 2030. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to successfully implement our technology and innovation strategy; the performance of new technologies in accordance with our expectations; our ability to achieve our nature positive and biodiversity goals and our climate strategy and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production objectives; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity and climate change consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required

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external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations, goals or strategy and changes in commodity price, costs or general economic conditions.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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